                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               SMTC Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  832682 10 8
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bain Capital Fund VI, L.P.
             EIN No.: 04-3405560
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               2,177,251
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               2,177,251
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           2,177,251
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           9.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BCIP Associates II-B
             EIN No.: 04-3404819
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               133,034
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               133,034
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           133,034
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           .6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BCIP Associates II-C
            EIN No.: 04-3424217
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               97,338
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               97,338
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           97,338
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           .44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BCIP Trust Associates II
            EIN No.: 04-3400371
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               11,333
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               11,333
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           11,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           .05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------                              ----------------------
  CUSIP No. 832682 10 8               13G                 Page 9 of 17 Pages
            -----------
--------------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BCM Capital Partners, L.P.
             EIN No.: 04-3302520
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               222,364
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               222,364
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           222,364
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           1.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bain Capital V Mezzanine Fund, L.P.
             EIN No.: 04-3292975
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               306,017
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               306,017
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           306,017
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           1.39%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sankaty High Yield Asset Partners, L.P.
            EIN No.: 04-3395139
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               675,023
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               675,023
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           675,023
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

--------------------------
  CUSIP No. 832682 10 8               13G
            -----------
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BCIP Associates II
             EIN No.: 04-3404818
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               794,218
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               794,218
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
           794,218
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

           3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                  PN
------------------------------------------------------------------------------

Item 1(a).   Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is SMTC Corporation (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

Item 2(a).   Name of Person Filing

     This Statement is being filed on behalf of Bain Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), BCIP Associates II, a Delaware general
                               -------
partnership, BCIP Associates II-B, a Delaware general partnership, BCIP Associates II-C, a Delaware general partnership, BCIP Trust Associates II, a Delaware general partnership (together with BCIP Associates II, BCIP Associates II-B and BCIP Associates II-C, the "BCIP Entities") Bain Capital V Mezzanine
                                    -------------
Fund L.P., a Delaware limited partnership, (the "Mezzanine Fund"), BCM Capital Partners, L.P., a Delaware partnerhship, ("BCM") and Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership ("Sankaty Fund").
                                                 ------------

     Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain
                                                                      ----
Partners VI"), is the sole general partner of Fund VI.  Bain Capital Investors
-----------
VI, Inc., a Delaware corporation ("Bain Investors VI"), is the sole general
                                   -----------------
partner of Bain Partners VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI.

     Bain Capital, Inc., a Delaware corporation ("Bain Capital"), is the sole
                                                  ------------
managing partner of the BCIP Entities. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital.

     Bain Capital V Mezzanine Partners, L.P., a Delaware limited partnership ("Bain Partners V") is the sole general partner of the Mezzanine Fund and BCM.
  ------------- -
Bain Capital Investors V, Inc., a Delaware corporation ("Bain Investors V") is
                                                         ----------------
the sole general partner of Bain Partners V. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors V and thus is the controlling person of Bain Investors V.

     Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty Investors"), is the sole general partner of the Sankaty Fund.
          -----------------
Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty Ltd."), is the managing member of Sankaty Investors. Mr. W. Mitt Romney is the sole shareholder, a director and President of Sankaty Ltd. and thus is the controlling person of Sankaty, Ltd.

     Fund VI, the BCIP Entities, the Mezzanine Fund, BCM and the Sankaty Fund (collectively, the "Funds") have entered into a Joint Filing Agreement, dated
                    -----
February 8, 2001, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Funds have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
                  ---

     Under Fund VI's partnership agreement, Fund VI and the BCIP Entities generally are required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities of an issuer in the same proportions. The Mezzanine Fund and BCM also make and dispose of securities of an issuer on the same terms and conditions, and dispose of securities of an issuer, in the same proportions as Fund VI and the BCIP Entities. Because of these relationships, Fund VI, the BCIP Entities, the Mezzanine Fund and BCM may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 2(b).   Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, the Mezzanine Fund, BCM, Bain Partners V, and Bain Investors V, each of the BCIP Entities and Bain Capital is Two Copley Place, Boston, Massachusetts 02116.

     The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton HM 12, Bermuda.

Item 2(c).   Citizenship

     Each of the the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, each of the BCIP Entities and Bain Capital, the Mezzanine Fund, BCM, Bain Partners V, and Bain Investors V is organized under the laws of the State of Delaware.

     Sankaty Ltd. is organized under the laws of Bermuda.

Item 2(d).   Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.

Item 2(e).   CUSIP Number

     The CUSIP number of the Company's Common Stock is 832682 10 8.

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [_]  An employee benefit plan or endowment fund in accordance with
          (S)240.13d-1(b)(1)(ii)(F).
(g)  [_]  A parent holding company or control person in accordance with
          (S)240.13d-1(b)(1)(ii)(G).
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     [_] If this statement is filed pursuant to (S)240.13d-1(c), check this box.


Item 4.   Ownership
Item 4(a).  Amount beneficially owned

     As of the close of business on December 31, 2000, Fund VI owned 2,074,108 shares of Common Stock of the Company through its membership in EMSIcon Investments, LLC ("EMSIcon"). Fund VI also held presently-exercisable warrants to purchase an additional 103,143 shares of Common Stock of the Company. Fund VI acts by and through its general partner, Bain Partners VI. Bain Partners VI acts by and through its general partner, Bain Investors VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chairman, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 2000, BCIP Associates II owned 794,218 shares of Common Stock of the Company consisting of 37,625 shares of Common held directly and 756,593 shares of Common Stock held indirectly by virtue of its membership in EMSIcon, BCIP Associates II-B owned 133,034 shares of Common Stock of the Company consisting of 6,302 shares of Common Stock held directly and 126,732 shares of Common Stock held indirectly by virtue of its membership in EMSIcon, BCIP Associates II-C owned 97,338 shares of Common Stock of the Company consisting of 4,611 shares of Common Stock held directly and 92,727 shares of Common Stock held indirectly by virtue of its membership in EMSIcon, and BCIP Trust Associates II owned 5,260 shares of Common Stock of the Company and presently-exercisabe warrants to purchase an additional 6,073 shares of Common Stock of the Company. Each of the BCIP Entities act by and through its managing partner, Bain Capital. Mr W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     As of the close of business on December 31, 2000, the Mezzanine Fund owned 142,030 shares of Common Stock of the Company by virtue of its membership in EMSIcon and warrants, presently exercisable, to purchase an additional 163,987 shares of Common Stock of the Company, and BCM owned 103,204 shares of Common Stock of the Company by virtue of its membership in EMSIcon and warrants to purchase an additional 119,160 shares of Common Stock of the Company. The Mezzanine Fund and BCM act by and through their general partner, Bain Partners
V. Bain Partners V acts by and through its general partner, Bain Investors V. Mr. W. Mitt Romney is the sole director, sole shareholder, Chairman, Chief Executive Officer and President of Bain Investors V and thus is the controlling person of Bain Investors V. No person other then the respective owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock

     As of the close of business on 12/31/00, the Sankaty Fund owned 385,802 shares of Common Stock of the Company through its membership in EMSIcon and presently - excercisable warrants to purchase an additional 289,221 shares of Common Stock of the Company. The Sankaty Fund has the sole power to vote and dispose of the shares of Common Stock. The Sankaty Fund acts by and through its general partner, Sankaty Investors. Sankaty Investors acts by and through its managing member, Sankaty Ltd. Mr. W. Mitt Romney is the sole shareholder, a director, and President of Sankaty Ltd. and thus is the controlling person of Sankaty Ltd. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b).  Percent of Class

     As of the close of business on December 31, 2000, the Funds together owned 19.7% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Funds is based upon 21,888,453 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of February 5, 2001 based on representations made by the Company's Transfer Agent, Mellon Investors Services, LLC.

Item 4(c). Number of shares as to which such person has:

     (i)     sole power to vote or to direct the vote:
             Incorporated by reference to Item 5 of the Cover Pages.

     (ii)    shared power to vote or to direct the vote:
             Incorporated by reference to Item 6 of the Cover Pages.

     (iii)   sole power to dispose or to direct the disposition of:
             Incorporated by reference to Item 7 of the Cover Pages.

     (iv)    shared power to dispose or to direct the disposition of:
             Incorporated by reference to Item 8 of the Cover Pages.

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.


Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10.   Certification

           By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:  February 12, 2001



                                     SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                                     By: /s/ Jonathan S. Lavine
                                          _______________________________
                                           Name:  Jonathan S. Lavine
                                           Title: Managing Director


                                         BAIN CAPITAL FUND VI, L.P.

                                         By: Bain Capital Partners VI, L.P.,
                                             its general partner

                                         By: Bain Capital Investors VI, Inc.,
                                             its general partner

                                         By: /s/ Michael A. Krupka
                                             _________________________
                                             Name:  Michael A. Krupka
                                             Title: Managing Director

                               BCIP ASSOCIATES II
                               BCIP ASSOCIATES II-B
                               BCIP ASSOCIATES II-C
                               BCIP TRUST ASSOCIATES II

                               By: Bain Capital, Inc.,
                                      their Managing Partner


                               By: /s/ Michael A. Krupka
                                   _________________________
                                   Name:  Michael A. Krupka
                                   Title: Managing Director


                               BAIN CAPITAL V MEZZANINE FUND, L.P.
                               BCM CAPITAL PARTNERS, L.P.

                               By: Bain Capital V Mezzanine Partners, L.P.,
                                   their general partner

                               By: Bain Capital Investors V, Inc., its general
                                   partner

                               By: /s/ Michael A. Krupka
                                   _____________________________
                                   Name:  Michael A. Krupka
                                   Title: Managing Director

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                         ______________________________


The undersigned hereby agree as follows:

  (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

  (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 8, 2001

                                BCIP ASSOCIATES II
                                   BCIP ASSOCIATES II-B
                                   BCIP ASSOCIATES II-C
                                   BCIP TRUST ASSOCIATES II

                                   By: Bain Capital, Inc.,
                                       their Managing Partner

                                   By:  /s/ Michael A. Krupka
                                        _________________________
                                   Name:  Michael A. Krupka
                                   Title: Managing Director

                                   BAIN CAPITAL V MEZZANINE FUND, L.P.
                                   BCM CAPITAL PARTNERS, L.P.

                                   By: Bain Capital V Mezzanine Partners, L.P.,
                                       their general partner

                                   By: Bain Capital Investors V, Inc., its
                                       general partner

                                   By: /s/ Michael A. Krupka
                                       _____________________________
                                       Name:  Michael A. Krupka
                                       Title: Managing Director

                                   SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                              By: /s/ Jonathan S. Lavine
                                  _____________________________
                                   Name:  Jonathan S. Lavine
                                   Title: Managing Director


                                  BAIN CAPITAL FUND VI, L.P.

                                  By: Bain Capital Partners VI, L.P.,
                                      its general partner

                                    By: Bain Capital Investors VI, Inc.,
                                        its general partner

                                    By: /s/ Michael A. Krupka
                                        ________________________
                                        Name:  Michael A. Krupka
                                        Title: Managing Director